Mail Stop 3561

January 23, 2009

Mr. Eric Brown
  Chief Executive Officer and Chief Financial Officer
EXPLORATIONS GROUP, INC.
34 Fifteenth Street
Brooklyn, New York  11215

> **Re:** **Explorations Group, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-49864**

Dear Mr. Brown:

We have reviewed your filing and have the following comments.

Please provide us with the supplemental information requested below.  Please be as detailed as necessary in your explanation.  After reviewing this supplemental information, we may raise additional comments.  In addition, we think you should revise your document in response to the appropriate comment below by filing an amendment to your December 31, 2007 Annual Report on Form 10-KSB.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond to our request for supplemental information by February 3, 2009.  The requested amendment should be filed as soon as practicable.

Form 10-KSB (Year Ended December 31, 2007)

Report of Independent Registered Public Accounting Firm, page F-1

1.      Please tell us the name of the engagement partner from Liebman Goldberg & Drogin LLP for the audit of your financial statements filed in your latest Form 10-KSB.  Also tell us if Michael R. Drogin participated in the audit and, if so, tell us the nature and extent of his involvement.  Please respond to us by February 3, 2009.

2.      Please confirm that the engagement partner is the partner who signed your audit report, and if not, tell us which partner signed the audit report.  If the engagement partner was Michael R. Drogin, please be advised that Mr. Drogin was denied the privilege of appearing or practicing before the Commission as an accountant in 2003 and has not been reinstated.  Refer to SEC Administrative Proceeding File No. 3-10762 at http://www.sec.gov/litigation/admin/34-47804.htm.  If Mr. Drogin was the engagement partner, the company should have another firm registered with the PCAOB audit and report on the financial statements included in your Form 10-K for the year ended December 31, 2008.  The report of the new firm should render an opinion on your financial statements for all years included in your 2008 Form 10-K.  Please respond to us by February 3, 2009.

3.      We note that the independent auditors' report of Liebman Goldberg & Drogin LLP only covers the financial statements as of and for the year ended December 31, 2007.  Please note that Item 310(a) of Regulation S-B indicated that an audit report is required to cover your balance sheet as of December 31, 2007 and the related statements of operations, stockholders' deficit, and cash flows for the fiscal years ended December 31, 2007 and December 31, 2006.  In this regard, we note that your same auditors audited the financial statements included in your December 31, 2006 Annual Report on Form 10-KSB.  It appears that an inadvertent omission has been made to the current year's audit report covering the December 31, 2007 financial statements, whereby the comparable prior year ended December 31, 2006 was excluded from this report.  The December 31, 2007 Annual Report on Form 10-KSB should be amended to have an auditors' report covering each of the two years ended December 31, 2007, as required by Item 310(a) of Regulation S-B.  Please file an amendment as soon as practicable.

Forms 10-Q

Note 1. Summary of Significant Accounting Policies

4.      Future filings on Form 10-Q should include an affirmative statement as to whether the interim financial statements "include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading."  See Instruction 2 to Rule 8-03 of Regulation S-X.  Please confirm that you will comply in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,


David R. Humphrey
Branch Chief